MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the years ended December 31, 2006 and 2005, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law. The actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at April 25, 2007.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response Biomedical currently has eleven tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company’s revenues by product and service market segment were as follows:

Clinical products revenue for the year ended December 31, 2006 increased 219% to $2,356,187 compared to $738,456 in 2005.

Vector products (West Nile Virus) revenue for the year ended December 31, 2006 decreased 9% to $646,032 compared to $707,477 in 2005.

Biodefense products revenue for the year ended December 31, 2006 decreased 52% to $784,118 compared to $1,642,705 in 2005.

Contract service fees and revenue from collaborative research agreements for the year ended December 31, 2006 increased 58% to $633,721 compared to $401,042 in 2005.

As at December 31, 2006, the Company had bank indebtedness of $nil (2005 – $1,070,514). The Company’s line of credit in the amount of US $1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 was repaid following the closing of a $12,000,000 private placement in March 2006. The guarantor exercised 449,250 warrants at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On March 31, 2006, the line of credit facility was terminated at the request of the guarantor. As at December 31, 2006, the Company had a working capital balance of $9,263,593 (2005 – negative $2,905,552).

During 2006, the Company closed two private placements raising net proceeds of $20,156,499. In addition, a further $1,175,579 in cash was obtained through the issuance of shares related to the exercise of stock options, $22,406 was generated through the exercise of an agent’s option and $196,420 was raised through the exercise of warrants.

2006 Operational milestones included:

  In January 2006, the Company confirmed that initial evaluations performed by independent public health organizations demonstrated that the Company's rapid RAMP Flu A Test had significantly greater sensitivity than existing point-of-care diagnostic products. The Company completed development of a combined RAMP Flu A/B Test in the fourth quarter in preparation for initiating multi-centre clinical trials of the test in the first quarter of 2007;
  In March 2006, the Company closed private placement financings for total gross proceeds of $12,000,000. With the closing of the financings, five new Board members were appointed to replace five existing board members;
  In May 2006, Response Biomedical and Shionogi entered into a marketing and supply agreement to commercialize a rapid quantitative test for BNP. This test was funded by Shionogi and launched in July 2006. It is currently being used in the prognosis, detection and management of congestive heart failure in Japan;
  In June 2006, the Company initiated work on two major projects: the purchase and scale- up of additional manufacturing equipment estimated to increase the Company’s test manufacturing capacity to approximately 330,000 tests per month per shift; and development of the Company’s next generation high throughput reader;
  In July 2006, the Company announced completion of its US distribution network for the sale of its cardiovascular tests in the United States, with the appointment of two additional exclusive US regional distributors;
  In August 2006, the Company initiated clinical trials at four leading sites in the United States for the purpose of obtaining clearance to market the RAMP NT-proBNP Test in the US. Following which, in December 2006, the Company announced that it filed a US Food and Drug Administration 510(k) submission seeking clearance to market its RAMP NT- proBNP Test for the diagnosis of congestive heart failure in the US. The Company also completed a European CE Declaration to market the product in Europe;
  In September 2006, the Company's RAMP Anthrax Test was the first and only biodetection technology approved for field use by first responders in the United States for the detection of anthrax in an independent testing program conducted by AOAC International and sponsored by the US Department of Homeland Security and
  In December 2006, the Company transitioned its development partnership with 3M Company (“3M”) focused on Staphylococcus aureus (Staph A) testing into a worldwide, exclusive agreement with 3M through its medical division to pursue the development and commercialization of diagnostic products targeting hospital and community acquired infectious diseases using the Company’s RAMP testing platform. As part of this collaboration, 3M made an investment in Response Biomedical of $9,174,400 (US $8,000,000), before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares at a price of $0.62 per share. Under the terms of the agreement, Response Biomedical is responsible for development and manufacturing of the RAMP-based products, while 3M is responsible for clinical and regulatory matters, and all sales, marketing and distribution of the infectious disease tests. 3M will pay Response

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Biomedical a transfer price for the components of the RAMP technology produced by Response Biomedical (principally readers and individual test cartridges) and will finance the development of future RAMP-based products in the infectious disease area. Initially, 3M will market rapid tests for Staph A and Flu A/B that were developed on the Company’s RAMP platform. The parties expect to begin marketing initial products in late 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s audited consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Areas of significant estimates include allowance for bad debt, the estimated life of property, plant and equipment, provisions for inventory obsolescence, accrual for warranty, provisions for sales returns and allowances, stock-based compensation expense, the accreted interest expense related to convertible debentures and valuation allowance on future income tax assets. Actual results could differ from management’s estimates.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2006. The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2006 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements, which are refundable, are deferred and recognized once the refundability period has lapsed.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP criteria for deferral and amortization. To date, no development costs have been deferred.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10(b) to the audited consolidated financial statements as at December 31, 2006. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation.

Effective January 1, 2006, the Company changed its policy for accounting for stock-based awards to estimate forfeitures on each reporting period on stock options granted to executive officers, directors, employees and consultants. Previously, the Company reversed stock-based compensation expense on unvested stock options forfeited during the year. This change in accounting policy had no impact on stock-based compensation expense for the year ended December 31, 2005.

Warranty accruals

The Company offers a warranty on its products. The Company estimates costs that may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Convertible debentures

The carrying value of the convertible debentures was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt was recorded as contributed surplus. The carrying value of the convertible debentures was being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. All debentures outstanding as at December 31, 2005 were converted in the year ended December 31, 2006 and the initial amount recorded to debentures along with the value of conversion options exercised and accreted interest net of cash interest payments was recorded to share capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

For the years ended December 31, 2006 and 2005

Revenue and Cost of Sales

Revenues from product sales for the year ended December 31, 2006 were $3,786,337 compared to $3,088,638 in 2005, an increase of 23%.

Clinical product sales, primarily from cardiovascular products, for the year ended December 31, 2006 increased 219% to $2,356,187 compared to $738,456 in 2005. This increase is largely due to sales to new distributors including sales to Shionogi & Co., Ltd. of Japan in addition to recurring test sales to a growing customer base.

Sales of the Company’s West Nile Virus products for the year ended December 31, 2006 decreased 9% to $646,032 compared to $707,477 in 2005. This decrease is mainly due to a reduction in average product price as well as a decrease in the average Canadian to US dollar exchange rate.

Biodefense product sales for the year ended December 31, 2006 decreased 52% to $784,118 compared to $1,642,705 in 2005. The Company believes the decrease in biodefense product sales is primarily due to a shift in US Department of Homeland Security priorities.

Revenues from contract service fees and collaborative research arrangements for the year ended December 31, 2006 was $633,721 compared to $401,042 in 2005, an increase of 58%. This increase is primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations as well as an increase in milestone-based funding related to the development of the Company’s BNP test for the Japanese market and the Staph A test, both of which were largely completed in 2006.

Included in total revenues of $4,420,058 for the year ended December 31, 2006 is $163,558 of revenue recognized that was deferred from prior years and hence does not result in cash in the current year.

Cost of sales for the year ended December 31, 2006 was $2,311,412 compared to $1,652,033 in 2005, an increase of 40% respectively. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees and consultants engaged in manufacturing activities.

Overall gross margin for the year ended December 31, 2006 was 48% compared to 53% for 2005 due to reduced sales, both in absolute and relative terms, of biodefense products, which generate higher per unit profits than other products. The reduced margin is also due to increased payroll costs and higher rent and facility costs following the Company’s move to a larger facility in October 2005 partially offset by an increase in higher margin contract service and collaboration fees. Going forward, the Company expects variation in gross margin based on product mix and the scale up and automation of its manufacturing operations to meet the needs of its growing clinical test business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Expenses

Research and development expenditures for the year ended December 31, 2006 increased to $6,393,641 from $4,387,304 in 2005, an increase of 46%. The increase is primarily due to the cost incurred by the Company in the development of a next generation RAMP reader in the amount of $1,474,000, an increased license fee for nonexclusive license under patent rights to commercialize a RAMP test using a proprietary marker in the amount of $230,000, an increase in building rent, maintenance and utility costs of $203,000 and higher payroll costs to support increased product development activity on projects including tests for NT-proBNP, Flu A/B, Staph A and BNP totaling $195,000. The increase is offset by lower stock-based compensation expense, in the amount of $171,000, due to a new vesting model adopted by the Company in March 2006 in which significant portions of the options vest in the latter part of the term, which is now extended from 18 months to 4 years.

Marketing and business development expenses for the year ended December 31, 2006 decreased 22% to $2,597,189 compared to $3,319,288 in 2005. The decrease is primarily due to a reduction in sales and marketing employees due to increased use of distributors resulting in lower payroll and benefit costs totaling $476,000, reduced travel, conference and advertisement costs in the amount of $216,000 and lower stock-based compensation expense in the amount of $79,000. This decrease was offset by an increase in expenses related to rent, product liability insurance and legal costs.

General and administrative expenses for the year ended December 31, 2006 increased to $2,545,713 compared to $2,386,328 in 2005, an increase of 7%. The increase is primarily due to increased payroll and recruiting costs of $262,000, an increase in building rent, maintenance and utility costs of $134,000, and increased insurance expense of $45,000. This increase is offset by lower professional fees related to investor relations in the amount of $133,000 and lower stock- based compensation expense in the amount of $88,000.

Other Income/Expenses

For the year ended December 31, 2006, interest expense amounted to $74,849 compared to $92,379 in 2005. Interest expense for debentures, including accretion, for the year ended December 31, 2006 amounted to $57,343 [2005 - $69,838]. Interest expense related to the line of credit for the year ended December 31, 2006 amounted to $12,419 [2005 - $19,258]. Other interest expense not related to the debentures or to the line of credit, for the year ended December 31, 2006 amounted to $5,087 [2005 - $3,283].

Amortization of deferred financing costs for the year ended December 31, 2006 was $37,926 [2005 - $73,047]. These costs relate to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement and the convertible debentures from an October 2005 financing.

During the year ended December 31, 2006, the Company earned interest income of $135,663 [2005 - $13,417], relating to higher average funds on deposit.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Loss

For the year ended December 31, 2006, the Company reported a loss of $9,328,167 or $0.10 per share compared to a loss of $8,424,983 or $0.12 per share in 2005. The increase in loss for the year ended December 31, 2006 compared to 2005 is primarily due to increased research and development expenditures for new research and development projects, including the Company’s next generation RAMP reader, license fees for rights to develop a RAMP NT-proBNP Test, higher payroll expenses and an increase in facility costs.

A comparison of the results of operations for the years ended December 31, 2005 to 2004 is disclosed in the Management Discussion and Analysis as at and for the year ended December 31, 2005, dated April 27, 2006.

SELECTED ANNUAL INFORMATION FOR 2006, 2005, AND 2004

The following table sets forth consolidated financial data for the Company’s last three fiscal years:

	2006	2005	2004
	$	$	$
Total Revenue	4,420,058	3,489,680	2,676,881
Loss	(9,328,167)	(8,424,983)	(4,938,975)
Loss Per Share – Basic and Diluted	(0.10)	(0.12)	(0.08)
Total Assets	12,966,931	2,253,939	4,544,784
Total Long-Term Obligations (1)	-	1,012,584	-

(1)

The long-term obligation balance in 2005 of $1,012,584 represents the accounting value as at December 31, 2005 of $1,579,000 principal in convertible redeemable debentures as described in note 8 to the audited consolidated financial statements as at December 31, 2006.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for the eight previous quarters ended December 31, 2006.

	2006	2006	2006	2006	2005	2005	2005	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Total Revenue	1,123,693	1,435,815	1,122,365	738,185	1,043,215	719,729	929,919	796,817
Gross Profit	528,723	647,448	603,615	328,860	563,645	374,510	478,006	421,486
Gross Margin	47%	45%	54%	45%	54%	52%	51%	53%
Expenses	4,032,526	2,507,170	2,605,643	2,391,204	3,545,196	2,255,665	2,325,385	1,966,674
Loss	(3,431,451)	(1,833,288)	(1,872,023)	(2,191,405)	(3,031,101)	(1,933,580)	(1,883,294)	(1,577,008)
Loss per Share –
Basic and Diluted	(0.03)	(0.02)	(0.02)	(0.03)	(0.04)	(0.03)	(0.03)	(0.02)
Total Assets	12,966,931	5,936,076	8,206,769	10,164,602	2,253,939	2,049,527	2,733,627	3,297,073

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarter-to-quarter variability and the general trending increase in revenue is driven primarily by the following factors:

•

Generally increasing market acceptance of the Company’s products with 2006 being the third full year of sales for West Nile Virus products, the third full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004, in the US in the first quarter of 2005, and in Japan in the second quarter of 2006;

•	Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales generally occur in the second and third quarters;
•

The timing of achievement of services contract milestones and corresponding revenue recognition as well as a general increase in contract service fees and revenue from collaborative development agreements with partners;

•	The shift in US Department of Homeland Security priorities, since late 2005, which continued in 2006; and
•	The timing of cardiac product orders from its distributors in China and Japan.

The losses reported are primarily the result of increased research and development expenditures for new product development and to improve current products, a general increase in infrastructure across all functions to support anticipated sales and partnering requirements. In 2005, the Company experienced greater direct sales, marketing and business development expenditures and since the first quarter of 2006 altered it’s sales strategy putting a relatively greater emphasis on the utilization of distributors and partners.

FOURTH QUARTER

Total revenue increased by 8% for the quarter ended December 31, 2006 compared to the quarter ended December 31, 2005. Product sales for the quarter ended December 31, 2006 increased to $945,165 from $746,604 for the same period in 2005, an increase of 27%. The increase was largely due to increased sales to distributors including sales to Shionogi & Co., Ltd. of Japan and recurring test sales to our growing customer base. Service revenue for the quarter ended December 31, 2006 decreased by 40% to $178,528 from $296,609 for the same period in 2005. The decrease was primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

Gross profit margin for the quarter ended December 31, 2006 decreased to 47% from 54% for the same period in 2005 due to reduced sales, both in absolute and relative terms, of biodefense products which generate higher per unit profits than other products, decrease in higher margin contract service and collaboration fees, as well as increased payroll cost.

Expenses for the quarter ended December 31, 2006 increased to $4,032,526 from $3,545,196 for the same period in 2005, an increase of 14%. The increase is primarily due to costs incurred by the Company, for professional fees, in the development of a next generation RAMP reader in the amount of $720,000 and also due to higher payroll and benefit costs related to the hiring of additional expertise in all departments to support growing product development and selling activities in the amount of $174,000. The increase was offset by lower stock-based compensation expense in the amount of $317,000 and reduced selling expenses due to a reduction in promotional incentives in the amount of $57,000.

Total assets as at December 31, 2006 increased to $12,966,931 from $2,253,939 as at December 31, 2005, an increase of 475%. The increase is due to an investment by 3M Company, in December 2006, which resulted in net proceeds to the Company of $9,129,839.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of December 31, 2006, the Company has raised approximately $58 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

The Company’s working capital as at December 31, 2006 was $9,263,593, an increase of $12,169,145 from negative working capital of $2,905,552 as of December 31, 2005. With the growth of its operations, the Company’s requirements for working capital are increasing. For the year ended December 31, 2006, the Company relied primarily on net proceeds of $20,156,499 from two equity private placements closed on March 30, 2006 and December 11, 2006, as fully disclosed in Note 10[a][i and ii] of the audited consolidated financial statements for the year ended December 31, 2006, gross profit margin from sales of products and collaborative research services to fund its expenditures, as well as use of its line of credit facility until it was terminated on March 31, 2006.

For the year ended December 31, 2006, the Company incurred losses of $9,328,167 versus losses of $8,424,983 in 2005. Until the Company receives greater revenue from product sales, it expects that it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, and debt financing, as appropriate and where available.

As at December 31, 2006, the Company had 15,263,540 warrants outstanding at exercise prices between $0.50 and $0.62 per share, which if fully exercised, would result in the receipt of approximately $9.2 million. The Company also had 7,593,350 stock options outstanding of which 3,425,914 were exercisable at prices between $0.33 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $2.2 million.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company’s audited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The Company has incurred significant losses to date and as at December 31, 2006 had an accumulated deficit of $53,592,082 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain additional financing and on achieving profitable operations. The outcome of these matters can not be predicted at this time. The audited consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. The Company is pursuing arrangements for additional capital, however there is no certainty that funds will be available on acceptable terms, if at all. If additional funds are not obtained, the Company would have to curtail its current operations resulting in a material adverse impact on its business; 3) Managing growth:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 4) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers. In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 5) Alliances: The Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products. If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted; 6) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area; 7) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 8) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate that the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success in developing the point-of-care NT-proBNP market; 9) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry. The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 10) Government regulation: For clinical testing applications the Company requires a number of regulatory approvals to market its products and obtaining these approvals can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance or approval, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances or approvals; 11) Third-party reimbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement. Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 12) Seasonality: The business and industry is affected by seasonality, including governmental budget cycles. The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 13) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting, as required by Section 404 of the US Sarbanes-Oxley Act of 2002; Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and 14) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject t o foreign exchange risk as a majority of its revenues are denominated in US dollars. The

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents and short-term investments being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at December 31, 2006, the Company had the following material commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
License Fees	945,922	884,922	33,000	22,000	6,000
Facility Sublease	710,000	710,000	-	-	-
Equipment	327,273	327,273	-	-	-
Design and Engineering Services	516,902	516,902	-	-	-

Total	2,500,097	2,439,097	33,000	22,000	6,000

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at December 31, 2006 there were 113,464,862 common shares issued and outstanding for a total of $56,672,492 in share capital, 7,593,350 (of which 3,425,914 were exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.61 per share, 3,246,125 common shares reserved for future grant or issuance under the Company’s stock option plan and 15,263,540 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.61 per share.

As at April 25, 2007 there are 114,047,250 common shares issued and outstanding for a total of $56,975,505 in share capital, 9,003,537 (of which 3,348,613 were exercisable) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.64 per share, 1,518,625 common shares reserved for future grant or issuance under the Company’s stock option plan and 14,998,465 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $.61 per share.

TRANSACTIONS WITH RELATED PARTIES

The following payments were made to directors or companies related to or under their control:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	2006	2005
	$	$
Strategic consulting services	66,500	85,301
Directors’ fees	80,000	—
	146,500	85,301

During the year the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the year, the Company earned revenues totaling $171,225 (US $150,000) [2005 - Nil; 2004 - Nil], from this shareholder, on account of a co-development agreement entered into prior to this shareholder becoming a related party. As at December 31, 2006, the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, trade receivables, other receivables, accounts payable, the carrying amounts approximate fair values due to their short term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2006, four [2005 - four] customers represent 80% [2005 - 76%] of the trade receivables balance. The Company has good credit history with these customers and the amounts due from them are generally received as expected.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company minimizes this risk by maintaining a US dollar bank account for all US sales revenues and expenditures, thereby minimizing currency exchange.

Interest rate risk arises due to the Company’s cash and cash equivalents and short-term investments being invested in variable rate securities.

DISCLOSURE AND FINANCIAL REPORTING CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006 and is not aware of any material changes to these controls and procedures; it believes them to be effective in providing such reasonable assurance.

Management is also responsible for the design of internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated the design of the Company’s internal controls and procedures over financial reporting as of December 31, 2006, and believes the design to be sufficient to provide such reasonable assurance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain weaknesses were identified in the internal controls over financial reporting. Due to the size of the Company, it is not feasible to achieve complete segregation of duties to provide effective controls over financial reporting. Also, the Company may not have the necessary in-house knowledge to address complex accounting, taxation and legal issues that may arise. These weaknesses and their related risks are not uncommon in a company of the size of Response Biomedical because of limitations in size and number of staff. In the fourth quarter of 2006, the Company made significant changes to its controls in the course of implementing a new enterprise resource planning system. The Company’s 2006 audited consolidated financial statements and annual report were prepared using the legacy accounting system as a check on the new system. Management has identified certain areas where it can enhance controls and intends to incorporate such enhancements over the next 12 months. Management employs compensating controls, primarily at the entity level, to mitigate the risk of a material misstatement in financial reporting.

While Management believes that the current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of controls and procedures. A control system, no matter how well conceived or operated can only provide reasonable, not absolute, assurance that the objectives of the control system are met.